UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NORTEL NETWORKS CORPORATION

Full Name of Registrant

Former Name if Applicable
195 The West Mall

Address of Principal Executive Office (Street and Number)
Toronto, Ontario, Canada M9C 5K1

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On March 1, 2007, Nortel Networks Corporation (the “Company”) announced that it will need to delay the filing of its annual report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) with the U.S. Securities and Exchange Commission (“SEC”) and to restate its financial results for 2004, 2005 and the first nine months of 2006, and make adjustments to periods prior to 2004. The filing delay will not extend beyond March 16, 2007.
As a result of the Company’s previously announced pension plan changes, third party actuarial firms retained by the Company performed re-measurements of its U.S. and Canadian pension and post-retirement plans in the third quarter of 2006, at which time one of these firms discovered potential errors (generally originating in the late 1990s) in the historical actuarial calculations they had originally performed on the Company’s U.S. pension plan assets. Throughout the fourth quarter of 2006 and into 2007, the Company investigated these potential errors, including a review by the Company and its third party actuaries of each of the Company’s significant pension and post-retirement benefit plans. As a result of this review, the Company determined that it had understated its historical pension expense with respect to its U.S. and Canadian plans by approximately $104 million across several years and currently expects a negative impact to its previously reported 2006 nine months pension expense and net earnings of approximately $18 million and revisions to its previously reported financial results for 2005 and 2004 reflecting an increased pension expense and increases in net loss of approximately $48 million and $40 million, respectively. For periods prior to 2004, these errors are expected to positively impact pension expense and net earnings by approximately $2 million, in the aggregate.
As a result of the significant ongoing remedial efforts to address its internal control material weaknesses and other deficiencies, the Company also expects to correct for additional, individually immaterial errors identified throughout 2006. These errors related mainly to revenue recognition errors with revenue having generally been recognized prematurely in prior years when it should have been deferred and recognized in later periods. The Company expects revisions to its previously reported 2006 nine months results reflecting positive impacts on revenue of approximately $24 million and a reduction of loss of approximately $33 million, and revisions to its previously reported 2005 and 2004 financial results reflecting negative impacts on revenue of approximately $28 million and $33 million, and on net loss of approximately $39 and $2, respectively. For periods prior to 2004, these errors are expected to negatively impact revenue by approximately $27 million and net earnings by approximately $7 million, each in the aggregate.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gordon A. Davies (Name)	(905) (Area Code)	863-1144 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 1, 2007, the Company announced certain preliminary financial results for the fiscal year and the three months ended December 31, 2006. These preliminary results are unaudited and reflect known restatement adjustments, and are subject to change as a result of any adjustments arising from the restatement process, subsequent events and the completion of the audit of the Company’s financial statements by its independent accountants. Full year 2006 revenues are expected to have increased by approximately 8.9% from the same period in 2005. Fourth quarter 2006 revenues are expected to be approximately $3.32 billion, up 10.2 percent from $3.01 billion for the same period in 2005. Gross margin in the fourth quarter of 2006 is expected to be slightly above 40% of revenue, up from 38.8% in the fourth quarter of 2005. Spending (selling, general and administrative expense, and research and development expense) for the fourth quarter of 2006 is expected to be approximately $1.18 billion. Cash as at December 31, 2006, was approximately $3.50 billion, up about $900 million from September 30, 2006.

Nortel Networks Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2007	By:	/s/ Gordon Davies
Gordon Davies
General Counsel — Corporate and Corporate Secretary

	By:	/s/ Anna Ventresca
Anna Ventresca
Assistant Secretary

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